Sub-Item 770:  Transactions Effected Pursuant to
Rule 10f-3

Name of Fund:  TDAM High Yield Bond Fund
Name of Underwriter or Dealer Purchased From:
Goldman, Sachs & Co.
Names of Underwriting Syndicate Members:  Goldman,
Sachs & Co., J.P. Morgan Securities LLC, Merrill
Lynch, Pierce, Fenner & Smith Incorporated,
Citigroup Global Markets Inc., Mitsubishi UFJ
Securities (USA), Inc., DNB Markets, Inc., HSBC
Securities (USA) Inc., SMBC Nikko Securities
America, Inc., Fifth Third Securities, Inc., Morgan
Stanley & Co., LLC, Wells Fargo Securities, LLC,
KeyBanc Capital Markets Inc., RBS Securities Inc.,
Scotia Capital (USA) Inc., and TD Securities (USA)
LLC.
Name of Issuer:  Hologic Inc.
Security Description:  Hologic Senior Notes, 5.25%,
7/15/2022
Trade Date:  6/19/2015
Dollar Amount Purchased:  $50,000.00
Number of Shares or Par Value of Bonds Purchased:
50
Price Per Unit:  $100.00
Aggregate Value of Securities Offered:
$1,000,000,000.00
Resolution Approved:  Approved at the September 29th
Board Meeting